LPA Announces Reporting Dates for Second Quarter 2025 Financial Results

San Jose, Costa Rica, July 30, 2025 – Logistic Properties of the Americas (NYSE American: LPA) (“LPA” or the “Company”), a leading developer, owner and manager of institutional quality, Class A industrial and logistics real estate in Central and South America, announced today the reporting dates for its Second Quarter 2025 financial results.
Earnings Release
Wednesday, August 13, 2025 Time: After Market Close

Conference Call
Thursday, August 14, 2025 Time: 9:00 a.m. ET | 8:00 a.m. CT

To participate, please dial
(800) 715-9871 (USA Toll-Free) +1 (646) 307-1963 (USA/International Toll) Conference ID: 6436556

Webcast: https://events.q4inc.com/attendee/177805498

A call recording will be available for replay on LPA’s website for a limited time.

About Logistic Properties of America

Logistic Properties of the Americas is a leading developer, owner, and operator of institutional-grade industrial and logistics real estate, focused on high-growth and high-barrier-to-entry markets in Central and South America. LPA’s diverse customer base includes multinational and regional e-commerce companies, third-party logistic providers, business-to-business distributors, and retail supply chain operators, among others. LPA expects to continue its future growth with strong client relationships, deep market insight, and a disciplined approach to acquiring and developing strategically located, high-quality facilities in its core regions. As of March 31, 2025, LPA’s operating and development portfolio includes 33 logistics facilities across Costa Rica, Colombia and Peru, encompassing approximately 536,000 square meters (or approximately 5.8 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com

Investor Relations Contact:

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
ir@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com